Exhibit A(11)(a)
Resolutions/Certifications and Statements of Authority

Nationwide Variable Insurance Trust

CERTIFICATE

I, Eric E. Miller, Secretary of Nationwide Variable Insurance Trust (the “Trust”) hereby certify that the following resolutions were duly adopted by the Trust’s Board of Trustees through an action by written consent dated February 19 , 2009, and that such resolutions have not been amended, modified or rescinded:

RESOLVED,  That the filing on behalf of the Nationwide Variable Insurance Trust (the “Trust”) with the Securities and Exchange Commission of the application for the Order of Exemption pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) from Section 17(a) of the Investment Company Act with respect to the in-kind transactions proposed to effectuate the substitution of certain series of the Trust for shares of other registered investment companies, each of which is currently used as an underlying investment option for certain variable annuity contracts and/or variable life insurance policies issued by Nationwide Life Insurance Company, Nationwide Life and Annuity Insurance Company, Nationwide Life Insurance Company of America, and Nationwide Life and Annuity Company of America be and hereby is, authorized and approved.  This resolution is limited to the application for the Order of Exemption under Section 17(b) and does not relate to the application for the Order of Approval under Section 26(c); and further

RESOLVED, That the officers of the Fund be, and they hereby severally are, authorized to take any and all such actions as they deem necessary or advisable to implement and carry out the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunto set my hand as officer of said Trust this 20th day of February, 2009.

/s/ERIC E. MILLER________
Eric E. Miller
Secretary